Contact

www.linkedin.com/in/renuka-apte
(LinkedIn)

Top Skills

File Systems
Distributed Systems
Storage

Publications

Look Who's Talking: Discovering Dependencies between Virtual Machines Using CPU Utilization

Renuka Apte

Founder & CEO at Clockwork | ex-Dropbox | ex-Nvidia.
San Francisco Bay Area

Experience

Clockwork

Founder & CEO
September 2018 - Present (5 years 1 month)

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Pensieve.ai

Founder and CEO
March 2017 - August 2018 (1 year 6 months)
San Francisco Bay Area

We're rethinking how companies organize information. Check out https://youtu.be/-lQLmVSRI6Q

Dropbox

Engineering Manager
May 2015 - February 2017 (1 year 10 months)
San Francisco Bay Area

Led various infrastructure teams, including the team that built the File Previewing Infrastructure (for various file types like images, office docs, videos) that generates more than a billion previews per day, the notifications layer used for Dropbox sync that can scale to hundreds of millions of requests per second, and the email infrastructure that sends hundreds of millions of emails per day.

WibiData

2 years 5 months

Tech Lead & Manager, Data Science Infrastructure
July 2014 - February 2015 (8 months)

Conceived and built Wibi Experiments (businesswire article: http://goo.gl/RYcwdB) that enabled site merchandizers at Fortune 150 retailers to create and run live A/B experiments between personalization strategies for users' experience on their website.

Personalized experiences included product recommendations, creative content, email campaign content, etc. Our product served online recommendations through holiday season traffic for these Fortune 150 retailers with zero unscheduled downtime.
Site merchandizers could stitch together “building blocks” of recommendation algorithms, add their own business rules, re-ranking, filtering, etc., deploy live experiments to test their hypotheses, and automatically promote winners.

Member of Technical Staff

October 2012 - June 2014 (1 year 9 months)
San Francisco

http://www.kiji.org/

Worked on a stack for developing real time, big data applications for personalization/recommendations based on top of Hadoop and HBase.
Developed a library of recommendation algorithms on top of Scalding/Kiji Express.

Citrix Systems

Lead Distributed Systems Software Engineer

February 2011 - October 2012 (1 year 9 months)

Delivering massively scalable cloud technologies.
http://www.openstack.org/

Designed and implemented Xen Storage Manager Volume driver. http://nova.openstack.org/devref/xensmvolume.html

NVIDIA

1 year 9 months

Senior Software Engineer

September 2010 - February 2011 (6 months)

Software Engineer

June 2009 - October 2010 (1 year 5 months)

Developing kernel drivers for NVIDIA Tegra chips on Android mobile platforms.

VMware

Intern, R&D

June 2008 - August 2008 (3 months)

Identified bottlenecks and developed a prototype to overcome data transfer inefficiencies in VMware converter (physical to virtual machine conversions).

Achieved a 2.5 times performance increase in data transfer rates.

Calsoft
Development Engineer
July 2006 - May 2007 (11 months)

Part of 2 member team that developed software to virtualize storage rack of up to 4000 SCSI disks on a commodity machine. Emulated high-performance in-memory LUs for low latency.
Implemented customizable VPD pages, persistent reservation, asymmetric access and per SCSI command/ per LUN customizable error injection.

Education

Georgia Institute of Technology
MS, Computer Science · (2007 - 2009)

Pune Institute of Computer Technology
BE, Computer Engineering · (2002 - 2006)